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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIBERTY GLOBAL, INC.

(Name of Issuer)

SERIES A COMMON STOCK

Title of Class of Securities)

530555101

(CUSIP Number)

May 4, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] [X] [_]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,950,028(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,950,028(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,950,028
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) (PN)

_________________

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

(Page 2 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,950,028(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,950,028(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,950,028
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) (PN)

_________________

(1) (2)	Solely in its capacity as the sole general partner of SPO Partners II, L.P. Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 3 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 638,179(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 638,179(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 638,179
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) (PN)

_________________

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

(Page 4 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 638,179(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 638,179(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 638,179
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) (PN)

_________________

(1) (2)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P. Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 5 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,588,207(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,588,207(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,588,207
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) (CO)

_________________

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 10,950,028 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 638,179 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

(Page 6 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 204,177(1)
	6.	Shared Voting Power 11,840,974(2)
	7.	Sole Dispositive Power 204,177(1)
	8.	Shared Dispositive Power 11,840,974(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,045,151
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) (IN)
_________________

(1)
Of these shares, 78,065 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03; 700 shares are held in Mr. Scully’s Individual Retirement Account, which is self-directed; and 125,412 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)
Of these shares, 11,588,207 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., and 252,767 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03 which is one of the general partners of Netcong Newton Partners, L.P.

(Page 7 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 305,514(1)
	6.	Shared Voting Power 11,611,435(2)
	7.	Sole Dispositive Power 305,514(1)
	8.	Shared Dispositive Power 11,611,435(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,916,949
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 9.6%
12.	Type of Reporting Person (See Instructions) (IN)

_________________

(1)
Of these shares, 200,000 shares are held in Mr. Oberndorf’s Individual Retirement Account, which is self-directed; 100,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership; and 5,514 shares are owned by Mr. Oberndorf solely in his capacity as trustee for the account of his children.

(2)
Of these shares, 11,588,207 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp; 17,228 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98; and 6,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation.

(Page 8 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,878(1)
	6.	Shared Voting Power 11,588,207(2)
	7.	Sole Dispositive Power 1,878(1)
	8.	Shared Dispositive Power 11,588,207(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,590,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) (IN)

_________________

(1)	Of these shares, 1,338 shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

(Page 9 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The John H. Scully Living Trust, dated 10/1/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 78,065(1)
	6.	Shared Voting Power 252,767(2)
	7.	Sole Dispositive Power 78,065(1)
	8.	Shared Dispositive Power 252,767(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,832
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) (OO)

_________________

(1)	Power is exercised through its trustee, John H. Scully.

(2)	These shares may be deemed to be beneficially owned by The John H. Scully Living Trust, dated 10/1/03 solely in its capacity as one of the general partners of Netcong Newton Partners, L.P.

(Page 10 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phoebe Snow Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 125,412(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 125,412(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,412(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) (CO)
_________________

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

(Page 11 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Netcong Newton Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 252,767(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 252,767(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,767
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (PN)

_________________

(1)	Power is exercised through one of its general partners, the John H. Scully Living Trust, dated 10/1/03.

(Page 12 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William and Susan Oberndorf Trust, dated 10/19/98
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 17,228(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,228(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,228
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (OO)

_________________

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

**	Denotes less than.

(Page 13 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Family Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 100,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 100,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (PN)
_________________

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

**	Denotes less than.

(Page 14 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (CO)
_________________

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

**	Denotes less than.

(Page 15 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Betty Jane Weimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,300
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,300
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

_________________

**	Denotes less than.

(Page 16 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eli J. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 259(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 259(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)
_________________

(1)	Of these shares, 5 shares are held in Mr. Weinberg’s 401(k) account, which is self-directed.
**	Denotes less than.

(Page 17 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ian R. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 990
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 990
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 990
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

_________________

**	Denotes less than.

(Page 18 of 30)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kurt and Tamra Mobley Trust, dated 4/20/04
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 538
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 538
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

_________________

**	Denotes less than.

(Page 19 of 30)

This Amendment No. 4 (the “Amendment”) amends the Schedule 13G (the “Original 13G”) filed with the Securities and Exchange Commission (“SEC”) on February 14, 2007, as amended on February 17, 2009, November 16, 2009 and February 14, 2011 (as so amended, the “Schedule 13G”). Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13G.

Item 1.

(a)	Name of Issuer Liberty Global, Inc.

(b)	Address of Issuer’s Principal Executive Offices 12300 Liberty Boulevard Englewood, Colorado 80112

Item 2.

(a)
Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), Edward H. McDermott (“EHM”), The John H. Scully Living Trust, dated 10/1/03 (“JHS Trust”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California limited partnership (“OFP”), The Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Betty Jane Weimer (“BJW”),  Eli J. Weinberg (“EJW”), Ian R. McGuire (“IRM”) and Kurt and Tamra Mobley Trust, dated 4/20/04 (“Mobley Trust”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, JHS Trust, PS Foundation, NNP, Oberndorf Trust, OFP, Oberndorf Foundation,  BJW, EHM, EJW, IRM and Mobley Trust are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b), (c) Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

(Page 20 of 30)

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

The principal business address of the JHS Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS Trust is a living trust, established for the benefit of JHS. Certain information with respect to JHS, the trustee for the JHS Trust, is set forth above.

The principal business address of PS Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. PS Foundation is a California corporation.

The principal business address of NNP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. NNP is a California limited partnership.

The principal business address of the Oberndorf Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. The Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of the Oberndorf Trust. Certain information with respect to WEO is set forth above. Ms. Oberndorf’s principal business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf is a citizen of the United States of America.

The principal business address of OFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. OFP is a California limited partnership.

The principal business address of Oberndorf Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Oberndorf Foundation is a California corporation.

The principal business address of BJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. BJW is a citizen of the United States of America.

(Page 21 of 30)

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of IRM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. GM is a citizen of the United States of America.

The principal business address of Mobley Trust  is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Mobley Trust is a living trust, established for the benefit of Kurt Mobley and Tamra Mobley.  Kurt and Tamra Mobley are the trustees of the Mobley Trust.

(d)	Title of Class of Securities Series A Common Stock, par value $0.01 per share.

(e)	CUSIP Number: 530555101

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
Edward H. McDermott
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98

10,950,028 common shares
10,950,028 common shares
638,179 common shares
638,179 common shares
11,588,207 common shares
12,045,151 common shares
11,916,949 common shares
11,590,085 common shares
330,832 common shares
125,412 common shares
252,767 common shares
17,228 common shares

(Page 22 of 30)

Oberndorf Family Partners Oberndorf Foundation Betty Jane Weimer Eli Weinberg Ian R. McGuire Kurt and Tamra Mobley Trust, dated 4/20/04	100,000 common shares 6,000 common shares 3,300 common shares 259 common shares 990 common shares 538 common shares

(b)	Percent of class:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
Edward H. McDermott
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
Betty Jane Weimer
Eli J. Weinberg
Ian R. McGuire
Kurt and Tamra Mobley Trust, dated 4/20/04

** Denotes less than
8.8% 8.8% 0.5% 0.5% 9.3% 9.7% 9.6% 9.3% 0.3% 0.1% 0.2% **0.1% **0.1% **0.1% **0.1% **0.1% **0.1% **0.1%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
Edward M. McDermott
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation

10,950,028 common shares
10,950,028 common shares
638,179 common shares
638,179 common shares
11,588,207 common shares
204,177 common shares
305,514 common shares
1,878 common shares
78,065 common shares
125,412 common shares
252,767 common shares
17,228 common shares
100,000 common shares
6,000 common shares

(Page 23 of 30)

Betty Jane Weimer Eli J. Weinberg Ian R. McGuire Kurt and Tamra Mobley Trust, dated 4/20/04	3,300 common shares 259 common shares 990 common shares 538 common shares

(ii) Shared power to vote or to direct the vote:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
Edward H. McDermott
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
Betty Jane Weimer
Eli J. Weinberg
Ian R. McGuire
Kurt and Tamra Mobley Trust, dated 4/20/04

0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
11,840,974 common shares
11,611,435 common shares
11,588,207 common shares
252,767 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares

(iii) Sole power to dispose or to direct the disposition of:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
Edward H. McDermott
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
Betty Jane Weimer
Eli J. Weinberg
Ian R. McGuire
Kurt and Tamra Mobley Trust, dated 4/20/04

10,950,028 common shares
10,950,028 common shares
638,179 common shares
638,179 common shares
11,588,207 common shares
204,177 common shares
305,514 common shares
1,878 common shares
78,065 common shares
125,412 common shares
252,767 common shares
17,228 common shares
100,000 common shares
6,000 common shares
3,300 common shares
259 common shares
990 common shares
538 common shares

(Page 24 of 30)

(iv) Shared power to dispose or to direct the disposition of:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
Edward H. McDermott
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
Betty Jane Weimer
Eli J. Weinberg
Ian R. McGuire
Kurt and Tamra Mobley Trust, dated 4/20/04

0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
11,840,974 common shares
11,611,435 common shares
11,588,207 common shares
252,767 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

            Not Applicable.

(Page 25 of 30)

Item 9.	Notice of Dissolution of Group.

            Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 26 of 30)

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2011 Date /s/ Kim M. Silva Signature Kim M. Silva Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
William E. Oberndorf (1)
Edward H. McDermott (1)
The John H. Scully Living Trust, dated 10/1/03 (1)
Phoebe Snow Foundation, Inc. (1)
Netcong Newton Partners, L.P. (1)
William and Susan Oberndorf Trust, dated 10/19/98 (1)
Oberndorf Family Partners (1)
Oberndorf Foundation (1)
Betty Jane Weimer
Eli J. Weinberg (1)
Ian R. McGuire (1)
Kurt and Tamra Mobley Trust, dated 4/20/04 (2)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit C.

(Page 27 of 30)

EXHIBIT INDEX

Exhibit A	Document Description Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)

C	Power of Attorney

(Page 28 of 30)